Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

SEMIANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

The Fund

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Worldwide Dollar Money Market Fund, Inc. covers the six-month period from November 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancing, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. However, an aggressively accommodative U.S. monetary policy has kept short-term interest rates near historical lows.

Despite their low yields, we continue to believe that liquidity and stability make money market funds a valuable component of many investors' portfolios. Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the money markets. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Worldwide Dollar Money Market Fund, Inc. perform during the period?

During the six-month period ended April 30, 2004, the fund produced an annualized yield of 0.35%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 0.35%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the fund's performance?

When the reporting period began, the economy was exhibiting signs of renewed economic strength. Even before it was revealed that U.S. Gross National Product had expanded at a robust 8.2% during the third quarter of 2003, concerns that rising inflation and a ballooning federal budget deficit might lead to higher interest rates had already sparked a sharp decline in bond prices. Despite these concerns and their impact on longer-term fixed-income securities during the summer of 2003, money market yields remained anchored by the 1% federal funds rate.

Economic indicators in the fall of 2003 showed an encouraging increase in jobs and a decrease in the unemployment rate to 6.0%. Orders for durable goods rose strongly, suggesting that business investment was finally contributing in a meaningful way to the recovery, and consumer confidence advanced to its highest level in more than a year.

As was widely expected, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at its meeting in early December, and it reiterated its commitment to keeping borrowing rates low. By the end of 2003, new data further confirmed that an economic recovery was well underway, while a drop in the Consumer Price Index suggested that inflation remained under control. The U.S. Commerce Department later estimated that gross domestic product grew at a 4.1% annualized rate during the fourth quarter of 2003.

While the Fed continued to maintain its accommodative monetary policy at its meeting in late January 2004, it noted that U.S. economic output was expanding briskly. However, the number of new jobs created by the recovering economy continued to disappoint. In addition, the consumer price index in February indicated that the core rate of inflation rose only 0.10%, reinforcing the perception that the Fed still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth rose only modestly, expanding at a 4.2% annualized rate during the first quarter of 2004.

In early April, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, fueling concerns that long-dormant inflationary pressures might have begun to resurface. As the month progressed, higher energy and commodity prices appeared to lend credence to that view. As a result, the money market yield curve began to steepen as yields rose at the longer end of the maturity spectrum.

What is the fund's current strategy?

In our view, we do not regard one month of employment strength as sufficient cause to raise rates. Also, the Fed left interest rates unchanged at its May meeting just days after the end of the reporting period. Unlike previous pronouncements, however, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured."

In an effort to give us flexibility to take advantage of higher money market yields should they arise, we have allowed the fund's weighted average maturity to shift toward a range we consider closer to neutral. Of course, we are prepared to alter our strategy as market conditions change.

May 17, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower.*

STATEMENT OF INVESTMENTS

April 30, 2004 (Unaudited)

Negotiable Bank Certificates of Deposit—28.8%	Principal Amount ($)	Value ($)
Credit Lyonnais N.A. Inc. (Yankee)		
1.06%, 10/14/2004	40,000,000 [a]	39,997,718
HBOS Treasury Services PLC (London)		
1.05%, 5/10/2004	45,000,000	45,000,000
HSBC Bank USA		
1.56%, 4/22/2005	20,000,000	20,000,000
Landesbank Hessen-Thueringen Girozentrale (London)		
1.15%, 7/7/2004	40,000,000	40,000,000
UniCredito Italiano SpA (London)		
1.15%, 7/6/2004	45,000,000	45,000,410
WestLB AG (Yankee)		
1.16%, 7/6/2004	45,000,000	45,000,000
Wilmington Trust Co.		
1.15%, 7/7/2004	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $259,998,128)		**259,998,128**
Commercial Paper—33.5%		
Bank Of Ireland		
1.21%, 12/29/2004	40,000,000	39,677,333
Bank of America Corp.		
1.05%, 5/10/2004	30,000,000	29,992,125
DnB NOR Bank ASA		
1.04%, 6/10/2004	40,000,000	39,953,778
Danske Corp. Inc.		
1.11%, 8/6/2004	40,000,000	39,880,906
Deutsche Bank Financial Inc.		
1.03%, 5/3/2004	40,000,000	39,997,711
FCAR Owner Trust		
1.04%, 5/4/2004	33,500,000	33,497,097
Lexington Parker Capital Co. LLC		
1.04%, 5/11/2004	4,000,000 [b]	3,998,844
Paradigm Funding LLC		
1.04%, 5/14/2004	36,000,000 [b]	35,986,480
UBS Finance Delaware LLC		
1.03%, 5/3/2004	40,000,000	39,997,711
Total Commercial Paper		
(cost $302,981,985)		**302,981,985**
Corporate Notes—2.8%		
Sigma Finance Inc.		
1.07%, 1/31/2005		
(cost $24,997,143)	25,000,000 [a,b]	**24,997,143**

Promissory Notes—4.4%	Principal Amount ($)	Value ($)
Goldman Sachs Group Inc.		
1.29%, 10/12/2004		
(cost $40,000,000)	40,000,000 [c]	**40,000,000**
Short-Term Bank Notes—2.2%		
BNP Paribas		
1.06%, 6/16/2004		
(cost $19,999,493)	20,000,000 [a]	**19,999,493**
U.S. Government Agencies—5.5%		
Federal Home Loan Banks, Notes		
1.34%, 4/29/2005		
(cost $50,000,000)	50,000,000	**50,000,000**
Time Deposits—22.6%		
AmsouthBank (Grand Cayman)		
1.03%, 5/3/2004	41,000,000	41,000,000
Branch Banking & Trust Co. (Grand Cayman)		
1.03%, 5/3/2004	41,000,000	41,000,000
Fortis Bank (Grand Cayman)		
1.03%, 5/3/2004	40,000,000	40,000,000
National City Bank (Grand Cayman)		
1.03%, 5/3/2004	41,695,000	41,695,000
South Trust Bank (Grand Cayman)		
1.03%, 5/3/2004	40,000,000	40,000,000
Total Time Deposits		
(cost $203,695,000)		**203,695,000**
Total Investments (cost $901,671,749)	**99.8%**	**901,671,749**
Cash and Receivables (Net)	**.2%**	**1,602,598**
Net Assets	**100.0%**	**903,274,347**

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $64,982,467 or 7.2% of net assets.*

[c] *This note was acquired for investment, not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 4/14/04 at a cost of $40,000,000. At April 30, 2004, the value of this security was $40,000,000 or 4.4% of net assets and is valued at amortized cost.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	901,671,749	901,671,749
Cash		2,456,732
Interest receivable		816,362
Prepaid expenses		62,193
		905,007,036
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		466,880
Payable for shares of Common Stock redeemed		1,089,161
Accrued expenses		176,648
		1,732,689
Net Assets ($)		**903,274,347**
Composition of Net Assets ($):		
Paid-in capital		903,274,682
Accumulated net realized gain (loss) on investments		(335)
Net Assets ($)		**903,274,347**
Shares Outstanding		
(25 billion shares of $.001 par value Common Stock authorized)		903,274,682
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**5,176,685**
Expenses:	
Management fee–Note 2(a)	2,339,052
Shareholder servicing costs–Note 2(b)	1,514,468
Custodian fees	54,462
Professional fees	25,869
Registration fees	22,919
Directors' fees and expenses–Note 2(c)	14,706
Miscellaneous	9,935
Total Expenses	**3,981,411**
Less–reduction in management fee due to undertaking–Note 2(a)	(463,221)
Net Expenses	**3,518,190**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,658,495**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31, 2003
Operations ($):		
Investment income–net	1,658,495	6,664,448
Net realized gain (loss) from investments	–	(127)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,658,495**	**6,664,321**
Dividends to Shareholders from ($):		
Investment income–net	**(1,658,495)**	**(6,664,448)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	323,624,941	941,290,330
Dividends reinvested	1,603,455	6,382,864
Cost of shares redeemed	(389,394,156)	(1,127,814,021)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(64,165,760)**	**(180,140,827)**
Total Increase (Decrease) in Net Assets	**(64,165,760)**	**(180,140,954)**
Net Assets ($):		
Beginning of Period	967,440,107	1,147,581,061
End of Period	**903,274,347**	**967,440,107**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.006	.016	.044	.055	.046
Distributions:						
Dividends from investment income−net	(.002)	(.006)	(.016)	(.044)	(.055)	(.046)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.36[a]	.62	1.62	4.51	5.65	4.52
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.75[a]	.75	.75	.75	.75	.75
Ratio of net investment income to average net assets	.35[a]	.62	1.63	4.43	5.47	4.45
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.10[a]	.07	.07	.06	.12	.12
Net Assets, end of period ($ x 1,000)	903,274	967,440	1,147,581	1,348,064	1,309,541	1,528,030

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager, which is a wholly-owned subsidiary of the Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $335 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2003. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2003 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2003 through April 30, 2004 to reduce the management fee paid by the fund, to the extent that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $463,221 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $377,691, shareholders services plan fees $3,000 and transfer agency per account fees $165,725, which are offset against an expense reimbursement currently in effect in the amount of $79,536.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2004, the fund was charged $720,347 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $503,615 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Worldwide Dollar
Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com